Exhibit 99.1

BiondVax Pharmaceuticals Ltd. Announces a Closing of Over-Allotment Option

Ness Ziona, Israel, June 24, 2015 – BiondVax Pharmaceuticals Ltd. (TASE: BVXV, Nasdaq: BVXV), a clinical stage biopharmaceutical company focused on developing and commercializing immunomodulation therapies for infectious diseases, today announced the closing of an additional and partial exercise of the over-allotment option granted to the underwriters. The underwriters purchased 110,000 additional American Depositary Shares (ADSs) at a public offering price of $5.00 per ADS, whereby each ADS represents 40 of BiondVax’s ordinary shares, bringing aggregategross proceeds from the offering to $10,120,380, before deducting underwriting discounts and commissions and other estimated offering expenses payable by BiondVax. The closing with respect to these over-allotment option shares was consummated on June 24, 2015.

Aegis Capital Corp. acted as the sole book-running manager for the offering.

A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission on May 11, 2015.

A prospectus relating to the offering has been filed with the SEC and is available on the SEC’s web site at http://www.sec.gov. Copies of the final prospectus relating to the offering may be obtained from the offices of Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY, 10019, telephone: 212-813-1010 or email: prospectus@aegiscap.com, or from the above-mentioned SEC website.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About BiondVax Pharmaceuticals Ltd

BiondVax is an innovative biopharmaceutical company developing a universal flu vaccine, designed to provide multi-season and multi-strain protection against most human influenza virus strains, including both seasonal and pandemic flu strains.

BiondVax’s technology utilizes a unique, proprietary combination of conserved and common peptides from influenza virus proteins to activate both arms of the immune system for a cross-protecting and long-lasting effect.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome, adequate resources to undertake and complete the Phase 2 clinical trials and the success thereof, our estimates regarding the vaccine's future development and expected trials, the market acceptance of our flu vaccine as a broad-coverage solution and adequacy of capital resources for product development and commercialization. The risks, uncertainties and assumptions referred to above are discussed in detail in our reports filed with the Securities and Exchange Commission, including our Prospectus which was declared effective on May 11, 2015. BiondVax Pharmaceuticals Ltd. undertakes no obligation to update or revise any forward-looking statements.

For further information, please contact:

Company Contact Dr Limor Chen, Director of BD limor.c@biondvax.com	Investor Relations Contact GK Investor Relations Kenny Green, Partner +1 646 201 9246 biondvax@gkir.com